UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507, HCAR, No. 26623, December 12,
1996, File No. 70-8507, HCAR No. 26810, December 30, 1997, File No. 70-8507).

(1)  BALANCE SHEET AS OF DECEMBER 31, 1998:

          Attached as Exhibit A.

(2)  TWELVE MONTH INCOME STATEMENT ENDING DECEMBER 31, 1998:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED DECEMBER 31, 1998, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the fourth quarter of 1998, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213), August 7, 1995 (HCAR. No. 26354) and December 12, 1996
(HCAR. No. 26623) and December 30, 1997 (HCAR No.26810) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in limited preliminary development activities for EWGs and FUCOs, primarily to preserve existing value in these projects. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission extended the authority to December 31, 1998 on December 30, 1997.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project in the Republic of Argentina.
Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On January 27, 1997, Ave Fenix closed on a $44 million term loan. Charter Oak is in the process of selling its interest in this project.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas. Charter Oak sold its interest in this project on May 5, 1998 and filed a Form U-57/A on May 27, 1998 notifying the Securities and Exchange Commission that Plantas Eolicas no longer requires Foreign Utility Company status with respect to Northeast Utilities and its subsidiaries.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.

(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING DECEMBER 31, 1998.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending December 31, 1998 is approximately $3.4 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ John H. Forsgren
Executive Vice President and Chief Financial Officer
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
February 25, 1999

                                                            EXHIBIT A


               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                      December 31,
                                            ---------------------------
                                                1998           1997
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        51    $        52
    Less:  Accumulated provision for
            depreciation                             51             52
                                            ------------   ------------
         Total net utility plant                      -              -
                                            ------------   ------------
Current Assets:
  Cash                                              755          1,637
  Accounts receivable                               208             14
  Taxes receivable                                2,915          4,364
  Other investments                               6,178         33,391
                                            ------------   ------------
                                                 10,056         39,406
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes               1,898          1,028
  Deferred development costs                         -           4,335
  Other                                             230            296
                                            ------------   ------------
                                                  2,128          5,659
                                            ------------   ------------
       Total Assets                         $    12,184    $    45,065
                                            ============   ============
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                       92,744        102,344
  Retained earnings                             (83,204)       (58,129)
                                            ------------   ------------
    Total capitalization                          9,540         44,215
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                  299            205
  Accounts payable to affiliated companies           30            400
  Taxes accrued                                       -             25
  Other                                           2,315            220
                                            ------------   ------------
                                                  2,644            850
                                            ------------   -----------
    Total Capitalization and Liabilities    $    12,184    $    45,065
                                            ============   ============

                                 EXHIBIT B

                CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Twelve Months Ended
                                                      December 31,
                                              ---------------------------
                                                  1998          1997
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                         1,995          8,199
  Depreciation                                        -              896
  Federal and state income taxes                      425         (3,678)
  Taxes other than income taxes                      (57)            247
                                              ------------   ------------
     Total operating expenses                       2,363          5,664
                                              ------------   ------------
Operating Loss                                     (2,363)        (5,664)
                                              ------------   ------------

Other (Loss)/Income:
  Investment loss                                  (5,804)        (4,642)
  Other, net                                         (886)        (1,328)
  Net gain (loss)on sale of investments             3,978         (3,344)
  Reserve for the loss on sale of COE
   Ave Fenix Corp's investment
   in Ave Fenix Energia, S.A.                     (20,000)       (25,000)
                                              ------------   ------------
    Total other (loss)/income                     (22,712)       (34,314)
                                              ------------   ------------
     Loss before interest charges                 (25,075)       (39,978)
                                              ------------   ------------

Interest Charges                                       -              25
                                              ------------   ------------

Net Loss                                      $   (25,075)   $   (40,003)
                                              ============   ============

                                        EXHIBIT C
                        Charter Oak Energy and Subsidiaries
                         Detail of Intercompany Services
                      Twelve Months Ended December 31, 1998

                              Charter Oak Energy
                              ------------------
                                                           NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO     Charter Oak staff                      936,880   436,618 1,373,498
          Accounting and financial services        7,227         0     7,227
          Legal services                           3,035     5,302     8,337
          Miscellaneous                            4,796        21     4,817
                                               ------------------------------
               Total NUSCO Services              951,938   441,941 1,393,879
                                              ------------------------------
NU PARENT Fee for sale of companies                    0         0         0
                                              ------------------------------
               Total NU PARENT Services                0         0         0

CL&P           Reallocate Refund of CCBT Audit         0         0         0
               Employee Expenses                   1,654     2,629     4,283
               Outside Services                        0         8         8
               Miscellaneous                           0         0         0
               State of Connecticut Tax                0     1,071     1,071


                                              ------------------------------
               Total CL&P Services                 1,654     3,708     5,362
                                              ------------------------------

COE TEJONA  Outside Services                           0   550,000   550,000
                                              ------------------------------
               Total COE Tejona Services               0   550,000   550,000
                                              ------------------------------
CHARTER OAK
 DEVELOPMENT CORP
          Legal services                               0   246,339   246,339
          CT Use Tax Recoupment                        0         0         0
          Outside Services                             0     3,686     3,686
          Miscellaneous                                0         0         0
                                              ------------------------------
               Total COD Services                      0   250,025   250,025
                                              ------------------------------

          Total Services Provided                953,592 1,245,674 2,199,266
                                              ==============================


                             COE Development Corp.
                             ---------------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO    Charter Oak staff                       28,385     6,585    34,970
         Legal services                               0         0         0
         Miscellaneous                               85         0        85
                                              ------------------------------
              Total NUSCO Services               28,470     6,585    35,055
                                              ------------------------------

CL&P     Employee Expenses                           84         0        84
         Reallocate CCB Tax Paid 1994,5,6             0         0         0

         Outside Services                             0         0         0
                                              ------------------------------
              Total CL&P Services                    84         0        84
                                              -----------------------------
CHARTER OAK
 ENERGY       Miscellaneous                           0         0         0
         CT Use Tax Adjustment                        0         0         0
         Outside Services                             0         0         0
                                              ------------------------------
              Total COE Services                      0         0         0
                                              ------------------------------

COE TEJONA
 CORP.      Outside Services                          0         0         0
                                              ------------------------------
              Total COE Tejona Services               0         0         0
                                              ------------------------------
         Total Services Provided                 28,554     6,585    35,139
                                             ==============================

                            COE Argentina II Corp.
                            ----------------------

                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL  TOTAL
--------------------------------------------------------------------------
NUSCO  Controller-Accounting                       12         0        12
       Charter Oak Staff                            0         0         0
                                            -----------------------------
            Total NUSCO Services                   12         0        12

CL&P   Reallocate CCB Tax Paid 1996                 0         0         0
                                            -----------------------------
            Total CL&P Services                     0         0         0

COE Development
       Outside Services                             0       526       526
                                            ------------------------------
     Total COE Development Services                 0       526       526


            Total Services Provided                12       526       526
                                            ==============================


                               COE Tejona Corp.
                               ----------------
                                                           NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO    Miscellaneous                              355         0       355
         Internal Audit                               0         0         0
         Wholesale Marketing                      4,815     1,269     6,084
         Charter Oak Staff                       31,376     2,061    33,437
         Legal Services                               0         0         0
                                             ------------------------------
              Total NUSCO Services               36,546     3,330    39,876

CL&P   Reallocate CCB Tax Paid 1996                   0         0         0
       Employee Expenses                              0       697       697
                                              -----------------------------
            Total CL&P services                       0       697       697
                                              -----------------------------


COE Development
       Charter Oak Staff                              0         0         0
         Outside Services                             0         0         0
         CT Use Tax Recoupment                        0         0         0
         Legal Services                               0         0         0
                                             ------------------------------
         Total COE Development Services               0         0         0


CHARTER OAK
 ENERGY  Legal Services                               0         0         0
          Outside Services                            0         0         0
                                             ------------------------------
              Total COE Services                      0         0         0
                                             ------------------------------
              Total Services Provided            36,546     4,027    40,573
                                             ==============================

                              COE AVE FENIX Corp.
                               ----------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO    Controller-Accounting                      12         0        12
         Wholesale Marketing                         0        19        19
           Charter Oak Staff                         0     4,386     4,386
          SVP-Strategy & Development             7,439         0     7,439
          Outside Services                           0    12,969    12,969
                                              ------------------------------
             Total NUSCO Services                7,451    17,374    24,825

CL&P   Reallocate CCB Tax Paid 1996                  0         0         0
                                               -----------------------------
            Total CL&P Services                      0         0         0



COE Development
          Charter Oak Staff                          0         0         0
        Outside Services                             0    15,675    15,675
        CT Use Tax Recoupment                        0         0         0
                                             ------------------------------
        Total COE Development Services               0    15,675    15,675

             Total Services Provided             7,451    33,049    40,500
                                             ==============================